UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2011

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number	1-14201

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN, MESQUITE POWER LLC SAVINGS PLAN AND MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the Plans)

SEMPRA ENERGY

(Name of the issuer of the securities held pursuant to the Plan)

101 Ash Street, San Diego, California 92101

(Address of principal executive office of the issuer)

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan
Mesquite Power LLC Savings Plan
Mobile Gas Service Corporation Employee Savings Plan

SIGNATURES

EXHIBITS

23.0 Consent of Independent Registered Public Accounting Firm

Sempra Energy

Savings Plan

Employer ID No: 33-0732627

Plan Number:  002

Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011, Supplemental Schedule as of December 31, 2011, and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
Sempra Energy Savings Plan
San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 28, 2012

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

(Dollars in thousands)

	2011	2010

CASH AND CASH EQUIVALENTS	$68	$-

INVESTMENT — Investment in Sempra Energy Savings Master Trust	167,672	176,768

RECEIVABLES:
Notes receivable from participants	2,171	2,379
Dividends	452	384
Employer contributions	830	770
Participant contributions	192	214

Total receivables	3,645	3,747

NET ASSETS AVAILABLE FOR BENEFITS	$171,385	$180,515

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$3,718

Contributions:
Employer	2,978
Participant	7,630

Total contributions	10,608

Interest income on notes receivable from participants	98

Total additions	14,424

DEDUCTIONS:
Distributions to participants or their beneficiaries	11,708
Administrative expenses	21

Total deductions	11,729

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	2,695

PLAN TRANSFERS:
Transfers from plans of related entities	942
Transfers to plans of related entities	(12,767)

Net plan transfers out of plan	(11,825)

DECREASE IN NET ASSETS	(9,130)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	180,515

End of year	$171,385

See notes to financial statements.

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Pension and Benefits Committee of the Company controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

On August 1, 2011, certain employees of El Dorado Energy, LLC (El Dorado), a subsidiary of the Company, participating in the Plan were transferred to another subsidiary of the Company, Copper Mountain Solar 1, LLC (Copper Mountain).  Copper Mountain adopted the same plan benefits previously provided to these participants by El Dorado (see below).

On October 1, 2011, El Dorado was sold to San Diego Gas & Electric Company (SDG&E), a wholly owned subsidiary of the Company.  As a result of the sale, employees of El Dorado participating in the Plan and their participant balances of approximately $1,890,000, including loan balances, were transferred to the SDG&E Savings Plan.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $16,500 for 2011. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2011. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay increasing every May by 1% up to a maximum of 6%, and the default investment vehicle for 2011 is a T. Rowe Price Retirement Fund option (an age-appropriate asset allocation of stocks and bonds) based on the assumption that the employee will retire at age 65. Employees hired after January 1, 2007, have the option to opt out of the Plan.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period, except for those employed by El Dorado and Copper Mountain. For the participants employed by El Dorado and Copper Mountain, these companies make matching contributions to the Plan equal to 100% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. Employer contributions are funded, in part, from the Sempra Energy Employee Stock Ownership Plan and Trust. The Company’s matching contributions are invested in Sempra Energy common stock.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution for all employees except those employed by Copper Mountain, as determined by the Board of Directors of Sempra Energy. An incentive contribution of 1% of eligible compensation for all eligible employees was made for 2011. For employees of Copper Mountain, each year Copper Mountain makes an incentive contribution of not less than 3% and up to 6% of the employee’s eligible pay if incentive guidelines are met. For 2011, Copper Mountain contributed 5.94%. All incentive contributions were made on March 16, 2012, to eligible employees employed on December 31, 2011. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the year ended December 31, 2011 were $779,214. This amount is reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2011.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific participant-initiated transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink. Participants may invest a maximum of 50% of the value of their Plan accounts (excluding the Employer matching contributions) within their TradeLink brokerage account.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $21,388 for the year ended December 31, 2011. Investment fees are deducted from income earned and reflected as a reduction of investment return.

At December 31, 2011 and 2010, the Plan held, through the Master Trust, 959,085 and 1,007,431 shares of common stock, respectively, of Sempra Energy, the sponsoring employer, and recorded dividend income of $1,802,258 during the year ended December 31, 2011.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, a common collective trust, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2011 or 2010.

Adoption of New Accounting Pronouncements — The accounting standard described below that was adopted in 2011 affected certain note disclosures.

Accounting Standards Update (ASU) No. 2011-04,“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs)” (ASU No. 2011-04): ASU No. 2011-04 amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, and provides changes in the wording used to describe the requirements for measuring fair value and disclosing information about fair value measurement.  ASU 2011-04 results in common fair value measurement and disclosure requirements under both GAAP and IFRSs.  ASU 2011-04 expands fair value measurement disclosures for Level 3 instruments to require quantitative information about the unobservable inputs, a description of the valuation process and a qualitative discussion about the sensitivity of the fair value measurements.  ASU No. 2011-04 is effective for the Plan in 2012, and its adoption is not expected to have a material effect on the Plan’s financial statements.  Plan management has not yet determined the impact on the disclosures in the financial statements.

ASU No. 2010-06,“Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06): ASU No. 2010-06 amends ASC 820 and requires additional fair value measurement disclosures, including transfers into and out of Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and valuation techniques and inputs used for Level 2 and Level 3 instruments. ASU No. 2010-06 was effective for the Plan in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective January 1, 2011 for the Plan. The adoption of ASU No. 2011-06 did not have a material effect on the Plan’s disclosures.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 10).

3.                    TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated since receiving the determination letter, and the Company timely filed, pursuant to IRS Revenue Procedure 2005-66, for an updated determination letter on January 31, 2008. The application is still pending with the IRS.

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of certain loan administration errors involving Plan participants’ balances. T. Rowe Price has disclosed these administrative errors to the IRS through a group Voluntary Compliance Program (VCP) submission under the IRS’ Employee Plans Compliance Resolution System correction program and is waiting to receive IRS approval regarding the proposed correction. The Company is in the process of researching these matters to determine which participants may have been affected. The Company intends to make any necessary corrections and does not expect the matter to affect the Plan’s tax status. None of these items had a material impact on the Plan’s net assets available for benefits. Based on the submission of the updated request for determination from the IRS and the VCP filing, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2011 and 2010, interest rates on loans ranged from 4.25% to 10.50%, and as of December 31, 2011, had maturity dates through August 2026. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the statements of net assets available for benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2011 and 2010, the Plan’s interest in the investments of the Master Trust was approximately 8%.

The investments of the Master Trust at December 31, 2011 and 2010, are summarized as follows:

	2011	2010

At fair value:
Sempra Energy common stock	$882,798	$847,079
Money market fund	65,994	66,251
Mutual funds:
Domestic stock funds	496,859	505,853
Balanced funds	386,446	374,180
Bond funds	121,217	104,014
Other	12,563	13,288
At estimated fair value — stable value fund	128,559	118,371
At estimated fair value — common/collective trust	71,740	85,088

Master Trust investments	$2,166,176	$2,114,124

Plan’s interest in Master Trust	$167,672	$176,768

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2011, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$40,965
Money market fund	1
Mutual funds
Domestic stock funds	(13,796)
Balanced funds	(11,527)
Bond funds	5,403
Other	(936)
Net depreciation of investments at estimated fair value:
Stable value fund	77
Common collective trust	(10,475)

Net appreciation of investments	$9,712

Dividend income	$63,437

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2011 and 2010:

	2011	2010

Sempra Energy Common Stock	$ 52,750	$52,870
Vanguard Institutional Index Fund	18,775	20,269
T. Rowe Price Personal Strategy Balanced Fund	17,662	19,228
T. Rowe Price Small-Cap Stock Fund	14,248	15,947
T. Rowe Price Stable Value Fund	9,084	8,398	*

*     This investment does not represent 5% or more of the Plan’s assets at December 31, 2010, but is shown for comparative purposes.

6.                    NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments despite the employee’s ability to subsequently transfer them into other investments. The investment of Employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Plan through the Master Trust, and the significant components of the changes therein, are as follows for the year ended December 31, 2011:

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2010	$33,220

Changes in assets:
Contributions	2,211
Net appreciation	1,023
Dividend income	1,116
Distributions to participants or their beneficiaries	(1,854)
Transfers to plans of related entities	(3,159)

Total change in assets	(663)

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2011	$32,557

7.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                  Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                  Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                  Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2011 and 2010, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2011
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$882,798	$-	$-	$882,798

Money market fund	65,994	-	-	65,994

Mutual funds:
Domestic stock funds	496,859	-	-	496,859
Balanced funds	386,446	-	-	386,446
Bond funds	121,217	-	-	121,217
Other	12,563	-	-	12,563

Total mutual funds	1,017,085	-	-	1,017,085

Stable value fund	-	128,559	-	128,559

Common/collective trust - international equity commingled pool	-	71,740	-	71,740

Total investments at fair value	$1,965,877	$200,299	$-	$2,166,176

	Master Trust Fair Value Measurements
	at December 31, 2010
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$847,079	$-	$-	$847,079

Money market fund	66,251	-	-	66,251

Mutual funds:
Domestic stock funds	505,853	-	-	505,853
Balanced funds	374,180	-	-	374,180
Bond funds	104,014	-	-	104,014
Other	13,288	-	-	13,288

Total mutual funds	997,335	-	-	997,335

Stable value fund	-	118,371	-	118,371

Common/collective trust - international equity commingled pool	-	85,088	-	85,088

Total investments at fair value	$1,910,665	$203,459	$-	$2,114,124

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period.  There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money Market and Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in stable value collective trust are based upon the net asset values (NAV) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

Common Collective Trust — The fair values of participation units held in collective trust, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

The average yields of the Fund for the years ended December 31, were as follows:

	2011	2010

Based on annualized earnings (1)	2.69%	3.65%
Based on interest rate credited to participants (2)	2.97%	4.10%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2011
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$128,559	$9,084	$-	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	71,740	6,924	-	Daily	None (2)	None

Total	$200,299	$16,008	$-

	At December 31, 2010
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$118,371	$8,398	$-	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	85,088	8,589	-	Daily	None (2)	None

Total	$203,459	$16,987	$-

(1)       The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)       The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

10.               SUBSEQUENT EVENTS

Effective January 1, 2012, certain investment fund options available from TRP to Plan participants as of December 31, 2011 were replaced as indicated in the table below.

Replacement Funds
Funds at December 31, 2011	Effective January 1, 2012
Summit Cash Reserve Fund	U.S. Treasury Money Market Trust
Equity Income Fund	TRP Equity Income Trust D
Growth Stock Fund	TRP Growth Stock Trust D
TRP Small-Cap Stock Fund	TRP US Small-Cap Core Equity Trust D
TRP Stable Value Fund Sch B	TRP Stable Value Fund-N
Personal Strategy Income Fund	TRP Retirement Active Trusts A
Personal Strategy Balanced Fund
Personal Strategy Growth Fund
Real Estate Fund
TRP Retirement Funds

Also effective January 1, 2012, the TradeLink brokerage account option available to Plan participants will be replaced by the TradeLink Plus brokerage account.  In addition, the Plan account value for each participant used to calculate the total maximum allowable amount in this brokerage account will include employer matching contributions.

Also effective January 1, 2012, the participants of the Plan will be charged a fixed amount for recordkeeping fees previously imbedded in investment management fees.  This fee will be paid from each participant’s account ratably on a monthly basis. The Company will fully subsidize these fees for participants in the Plan for the first two years of their employment.

On May 1, 2012, the Mobile Gas Service Corporation, a wholly owned subsidiary of the Company, purchased Wilmut Gas & Oil Company (Wilmut). Employees of Wilmut will participate in the Plan and will be credited with years of service under the Plan for purposes of eligibility, participation and vesting for their pre-May 1, 2012 service with Wilmut and its affiliates.

Effective July 1, 2012, plan participants, in addition to the benefit payment options above, may elect to have all plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments.

******

SUPPLEMENTAL SCHEDULE

SEMPRA ENERGY SAVINGS PLAN

Employer ID No: 33-0732627

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.50%; maturities from February 2012 through August 2026	**	$2,170,595

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

San Diego Gas &

Electric Company

Savings Plan

Employer ID No: 95-1184800

Plan Number:  001

Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011, Supplemental Schedule as of December 31, 2011, and Report of Independent Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4–14

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	16

NOTE:    Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

San Diego Gas & Electric Company Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 28, 2012

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

(Dollars in thousands)

	2011	2010

CASH AND CASH EQUIVALENTS	$233	$234

INVESTMENT — Investment in Sempra Energy Savings Master Trust	908,386	897,390

RECEIVABLES:
Notes receivable from participants	26,035	24,971
Dividends	2,954	2,431
Employer contributions	4,410	3,513
Participant contributions	1,767	1,613

Total receivables	35,166	32,528

NET ASSETS AVAILABLE FOR BENEFITS	$943,785	$930,152

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$27,753

Contributions:
Employer	15,180
Participant	45,262

Total contributions	60,442

Interest income on notes receivable from participants	1,184

Total additions	89,379

DEDUCTIONS:
Distributions to participants or their beneficiaries	60,393
Administrative expenses	157

Total deductions	60,550

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	28,829

PLAN TRANSFERS:
Transfers from plans of related entities	11,977
Transfers to plans of related entities	(27,173)

Net plan transfers out of plan	(15,196)

INCREASE IN NET ASSETS	13,633

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	930,152

End of year	$943,785

See notes to financial statements.

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.     PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

On October 1, 2011, the Company purchased El Dorado Energy, LLC (El Dorado) from its parent company, Sempra Energy.  As a result of the purchase, the employees of El Dorado participating in the Sempra Energy Savings Plan (Sempra Savings Plan) became participants of the Plan and their entire account balances in the Sempra Savings Plan of approximately $1,890,000, including loans, were transferred to the Plan.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $16,500 for 2011. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2011. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay increasing every May by 1% up to a maximum of 6%, and the default investment vehicle for 2011 is a T. Rowe Price Retirement Fund option (an age-appropriate asset allocation of stocks and bonds) based on the assumption that the employee will retire at age 65. Employees hired after January 1, 2007, have the option to opt out of the Plan.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Employer contributions are funded, in part, from the Sempra Energy Employee Stock Ownership Plan and Trust.

Discretionary Incentive Contribution — If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution as determined by the Board of Directors of Sempra Energy. An incentive contribution of 1% of eligible compensation was made for 2011 for all eligible employees, except those formerly employed by El Dorado. For those employees, the Company made an incentive contribution of 5.94% of eligible compensation for the first nine months of 2011 based on the guidelines of the Sempra Savings Plan for El Dorado plan participants, which required an amount not less than 3% and not more than 6% of eligible pay.  For the remaining three months of 2011, the Company made an incentive contribution for the former employees of El Dorado based on the guidelines of the Plan described above. Incentive contributions were made on March 16, 2012, to eligible employees employed on December 31, 2011. The contributions were made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. Total discretionary incentive contributions for the year ended December 31, 2011 were $4,042,665. This amount is reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2011.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific participant-initiated transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink Plus. Participants may invest a maximum of 10% of the value of their Plan accounts (excluding the Employer matching contributions) within their TradeLink Plus brokerage account. TradeLink Plus allows participants to invest in any listed fund or security except Sempra Energy common stock.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement, or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption, and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $157,072 for the year ended December 31, 2011. Investment fees are deducted from income earned and reflected as a reduction of investment return.

At December 31, 2011 and 2010, the Plan held, through the Master Trust, 6,632,961 shares and 6,771,585 shares of common stock of Sempra Energy, the sponsoring employer, and recorded dividend income of $11,720,817 during the year ended December 31, 2011.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, a common collective trust, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $21,000 and $0 at December 31, 2011 and 2010, respectively.

Adoption of New Accounting Pronouncements — The accounting standard described below that was adopted in 2011 affected certain note disclosures.

Accounting Standards Update (ASU) No. 2011-04,“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs)” (ASU No. 2011-04): ASU No. 2011-04 amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, and provides changes in the wording used to describe the requirements for measuring fair value and disclosing information about fair value measurement.  ASU 2011-04 results in common fair value measurement and disclosure requirements under both GAAP and IFRSs.  ASU 2011-04 expands fair value measurement disclosures for Level 3 instruments to require quantitative information about the unobservable inputs, a description of the valuation process and a qualitative discussion about the sensitivity of the fair value measurements.  ASU No. 2011-04 is effective for the Plan in 2012, and its adoption is not expected to have a material effect on the Plan’s financial statements.  Plan management has not yet determined the impact on the disclosures in the financial statements.

ASU No. 2010-06,“Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06): ASU No. 2010-06 amends ASC 820 and requires additional fair value measurement disclosures, including transfers into and out of Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and valuation techniques and inputs used for Level 2 and Level 3 instruments. ASU No. 2010-06 was effective for the Plan in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective January 1, 2011 for the Plan. The adoption of ASU No. 2011-06 did not have a material effect on the Plan’s disclosures.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 10).

3.     TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated since receiving the determination letter, and the Company timely filed, pursuant to IRS Revenue Procedure 2005-66, for an updated determination letter on January 31, 2011. The application is still pending with the IRS.

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of certain loan administration errors involving Plan participants’ balances. T. Rowe Price has disclosed these administrative errors to the IRS through a group Voluntary Compliance Program (VCP) submission under the IRS’ Employee Plans Compliance Resolution System correction program and is waiting to receive IRS approval regarding the proposed correction. The Company is in the process of researching these matters to determine which participants may have been affected. The Company intends to make any necessary corrections and does not expect the matter to affect the Plan’s tax status. None of these items had a material impact on the Plan’s net assets available for benefits. Based on the submission of the updated request for determination from the IRS and the VCP filing, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2011 and 2010, interest rates on loans ranged from 4.25% to 10.50%, and as of December 31, 2011, had maturity dates through December 2026. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the statements of net assets available for benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment.  Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2011 and 2010, the Plan’s interest in the investments of the Master Trust was approximately 42%.

The investments of the Master Trust at December 31, 2011 and 2010, are summarized as follows:

	2011	2010

At fair value:
Sempra Energy common stock	$882,798	$847,079
Money market fund	65,994	66,251
Mutual funds:
Domestic stock funds	496,859	505,853
Balanced funds	386,446	374,180
Bond funds	121,217	104,014
Other	12,563	13,288
At estimated fair value — stable value fund	128,559	118,371
At estimated fair value — common/collective trust	71,740	85,088

Master Trust investments	$2,166,176	$2,114,124

Plan’s interest in Master Trust	$908,386	$897,390

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2011, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$40,965
Money market fund	1
Mutual funds
Domestic stock funds	(13,796)
Balanced funds	(11,527)
Bond funds	5,403
Other	(936)
Net depreciation of investments at estimated fair value:
Stable value fund	77
Common collective trust	(10,475)

Net appreciation of investments	$9,712

Dividend income	$63,437

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2011 and 2010:

	2011	2010

Sempra Energy Common Stock	$ 364,813	$ 355,373
Vanguard Institutional Index Fund	98,215	101,109
T. Rowe Price Small-Cap Stock Fund	77,101	82,325
T. Rowe Price Personal Strategy Balanced Fund	72,035	69,876

6.                    NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments despite the employee’s ability to subsequently transfer them into other investments. The investment of Employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Plan through the Master Trust, and the significant components of the changes therein, are as follows for the year ended December 31, 2011:

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2010	$184,715

Changes in assets:
Contributions	11,127
Net appreciation	7,189
Dividend income	6,128
Distributions to participants or their beneficiaries	(9,338)
Transfers to plans of related entities	(9,611)

Total change in assets	5,495

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2011	$190,210

7.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                  Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                  Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                  Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2011 and 2010, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2011
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$882,798	$-	$-	$882,798

Money market fund	65,994	-	-	65,994

Mutual funds:
Domestic stock funds	496,859	-	-	496,859
Balanced funds	386,446	-	-	386,446
Bond funds	121,217	-	-	121,217
Other	12,563	-	-	12,563

Total mutual funds	1,017,085	-	-	1,017,085

Stable value fund	-	128,559	-	128,559

Common/collective trust - international equity commingled pool	-	71,740	-	71,740

Total investments at fair value	$1,965,877	$200,299	$-	$2,166,176

	Master Trust Fair Value Measurements
	at December 31, 2010
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$847,079	$-	$-	$847,079

Money market fund	66,251	-	-	66,251

Mutual funds:
Domestic stock funds	505,853	-	-	505,853
Balanced funds	374,180	-	-	374,180
Bond funds	104,014	-	-	104,014
Other	13,288	-	-	13,288

Total mutual funds	997,335	-	-	997,335

Stable value fund	-	118,371	-	118,371

Common/collective trust - international equity commingled pool	-	85,088	-	85,088

Total investments at fair value	$1,910,665	$203,459	$-	$2,114,124

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period.  There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money Market and Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in stable value collective trust are based upon the net asset values (NAVs) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

Common Collective Trust — The fair values of participation units held in collective trust, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the

Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

The average yields of the Fund for the years ended December 31, were as follows:

	2011	2010

Based on annualized earnings (1)	2.69%	3.65%
Based on interest rate credited to participants (2)	2.97%	4.10%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2011
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$128,559	$37,404	$-	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	71,740	34,019	-	Daily	None (2)	None

Total	$200,299	$71,423	$-

	At December 31, 2010
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$118,371	$32,648	$-	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	85,088	41,250	-	Daily	None (2)	None

Total	$203,459	$73,898	$-

(1)       The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)       The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

10.            SUBSEQUENT EVENTS

Effective January 1, 2012, certain investment fund options available from TRP to Plan participants as of December 31, 2011 were replaced as indicated in the table below.

Replacement Funds
Funds at December 31, 2011	Effective January 1, 2012
Summit Cash Reserve Fund	U.S. Treasury Money Market Trust
Equity Income Fund	TRP Equity Income Trust D
Growth Stock Fund	TRP Growth Stock Trust D
TRP Small-Cap Stock Fund	TRP US Small-Cap Core Equity Trust D
TRP Stable Value Fund Sch B	TRP Stable Value Fund-N
Personal Strategy Income Fund
Personal Strategy Balanced Fund
Personal Strategy Growth Fund	TRP Retirement Active Trusts A
Real Estate Fund
TRP Retirement Funds

Also effective January 1, 2012, the TradeLink Plus brokerage account investment percentage maximum increased from 10% to 50%. In addition, the Plan account value for each participant used to calculate the total maximum allowable amount in this brokerage account will include employer matching contributions.

Also effective January 1, 2012, the participants of the Plan will be charged a fixed amount for recordkeeping fees previously imbedded in investment management fees.  This fee will be paid from each participant’s account ratably on a monthly basis. The Company will fully subsidize these fees for participants in the Plan for the first two years of their employment.

Effective July 1, 2012, plan participants, in addition to the benefit payment options above, may elect to have all plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments.

******

SUPPLEMENTAL SCHEDULE

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Employer ID No: 95-1184800

Plan Number:  001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	(b)	(c)
	Identity of Issuer,	Description of Investment Including		(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, and	(d)	Current
(a)	Similar Party	Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.50%; maturities from January 2012 through December 2026	**	$26,034,736

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Southern California Gas

Company Retirement

Savings Plan

Employer ID No: 95-1240705

Plan Number:  002

Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011, Supplemental Schedule as of December 31, 2011, and Report of Independent Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Southern California Gas Company Retirement Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 28, 2012

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

(Dollars in thousands)

	2011	2010

CASH AND CASH EQUIVALENTS	$1,039	$893

INVESTMENT — Investment in Sempra Energy Savings Master Trust	1,067,124	1,013,000

RECEIVABLES:
Notes receivable from participants	36,106	33,804
Dividends	3,597	2,860
Employer contributions	2,298	1,841
Participant contributions	2,008	1,896

Total receivables	44,009	40,401

NET ASSETS AVAILABLE FOR BENEFITS	$1,112,172	$1,054,294

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

(Dollars in thousands)

ADDITIONS:
Net investment income — Plan interest in Sempra Energy
Savings Master Trust investment income	$41,470

Contributions:
Employer	14,233
Participant	44,977

Total contributions	59,210

Interest income on notes receivable from participants	1,645

Total additions	102,325

DEDUCTIONS:
Distributions to participants or their beneficiaries	70,685
Administrative expenses	222

Total deductions	70,907

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	31,418

PLAN TRANSFERS:
Transfers from plans of related entities	29,371
Transfers to plans of related entities	(2,911)

Net plan transfers into plan	26,460

INCREASE IN NET ASSETS	57,878

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,054,294

End of year	$1,112,172

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after-tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $16,500 for 2011. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2011. The Plan allows for automatic enrollment of newly hired nonrepresented employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, which automatically increases every May by 1% up to a maximum of 6%, and the default investment vehicle for 2011 is a T. Rowe Price Retirement Fund option (an age-appropriate asset allocation of stocks and bonds) based on the assumption that the employee will retire at age 65.

Employer Nonelective Matching Contributions — The Company makes matching contributions to the Plan equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution as determined by the Board of Directors of Sempra Energy for nonrepresented employees. An incentive contribution of 1% of eligible compensation was made for 2011 on March 16, 2012, to all nonrepresented employees employed on December 31, 2011. The contribution was made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. The total discretionary incentive contribution for the year ended December 31, 2011 was $1,870,292. This amount is reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2011.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific participant-initiated transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink. Participants may invest a maximum of 50% of the value of their Plan accounts (excluding the Employer matching contributions) within their TradeLink brokerage account.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account or receive their vested account balance in a single lump-sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $222,220 for the year ended December 31, 2011. Investment fees are deducted from income earned and reflected as a reduction of investment return.

At December 31, 2011 and 2010, the Plan held, through the Master Trust, 8,407,336 and 8,324,761 shares of common stock of Sempra Energy, the sponsoring employer, and recorded dividend income of $14,363,865 during the year ended December 31, 2011.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, a common collective trust, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $14,000 and $192,015 at December 31, 2011 and 2010, respectively.

Adoption of New Accounting Pronouncements — The accounting standard described below that was adopted in 2011 affected certain note disclosures.

Accounting Standards Update (ASU) No. 2011-04,“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs)” (ASU No. 2011-04): ASU No. 2011-04 amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, and provides changes in the wording used to describe the requirements for measuring fair value and disclosing information about fair value measurement.  ASU 2011-04 results in common fair value measurement and disclosure requirements under both GAAP and IFRSs.  ASU 2011-04 expands fair value measurement disclosures for Level 3 instruments to require quantitative information about the unobservable inputs, a description of the valuation process and a qualitative discussion about the sensitivity of the fair value measurements.  ASU No. 2011-04 is effective for the Plan in 2012, and its adoption is not expected to have a material effect on the Plan’s financial statements.  Plan management has not yet determined the impact on the disclosures in the financial statements.

ASU No. 2010-06,“Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06): ASU No. 2010-06 amends ASC 820 and requires additional fair value measurement disclosures, including transfers into and out of Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and valuation techniques and inputs used for Level 2 and Level 3 instruments. ASU No. 2010-06 was effective for the Plan in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective January 1, 2011 for the Plan. The adoption of ASU No. 2011-06 did not have a material effect on the Plan’s disclosures.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 10).

3.                    TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 14, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated since receiving the determination letter, and the Company timely filed, pursuant to IRS Revenue Procedure 2005-66, for an updated determination letter on January 31, 2011. The application is still pending with the IRS.

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of certain loan administration errors involving Plan participants’ balances. T. Rowe Price has disclosed these administrative errors to the IRS through a group Voluntary Compliance Program (VCP) submission under the IRS’ Employee Plans Compliance Resolution System correction program and is waiting to receive IRS approval regarding the proposed correction. The Company is in the process of researching these matters to determine which participants may have been affected. The Company intends to make any necessary corrections and does not expect the matter to affect the Plan’s tax status. None of these items had a material impact on the Plan’s net assets available for benefits. Based on the submission of the updated request for determination from the IRS and the VCP filing, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2011 and 2010, interest rates on loans ranged from 4.25% to 10.00%, and as of December 31, 2011, had maturity dates through January 2027. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the statements of net assets available for benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At December 31, 2011 and 2010, the Plan’s interest in the investments of the Master Trust was approximately 49% and 48%, respectively.

The investments of the Master Trust at December 31, 2011 and 2010, are summarized as follows:

	2011	2010

At fair value:
Sempra Energy common stock	$882,798	$847,079
Money market fund	65,994	66,251
Mutual funds:
Domestic stock funds	496,859	505,853
Balanced funds	386,446	374,180
Bond funds	121,217	104,014
Other	12,563	13,288
At estimated fair value — stable value fund	128,559	118,371
At estimated fair value — common/collective trust	71,740	85,088

Master Trust investments	$2,166,176	$2,114,124

Plan’s interest in Master Trust	$1,067,124	$1,013,000

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2011, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$40,965
Money market fund	1
Mutual funds
Domestic stock funds	(13,796)
Balanced funds	(11,527)
Bond funds	5,403
Other	(936)
Net depreciation of investments at estimated fair value:
Stable value fund	77
Common collective trust	(10,475)

Net appreciation of investments	$9,712

Dividend income	$63,437

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2011 and 2010:

	2011	2010

Sempra Energy Common Stock	$462,403	$436,883
Vanguard Institutional Index Fund	102,118	101,160
T. Rowe Price Personal Strategy Balanced Fund	92,407	86,877
T. Rowe Price Stable Value Fund	80,202	75,120
T. Rowe Price Small-Cap Stock Fund	58,898	56,681

6.                    NONPARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The investment of Employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Plan through the Master Trust, and the significant components of the changes therein, are as follows for the year ended December 31, 2011:

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust as of December 31, 2010	$216,733

Changes in assets:
Contributions	12,344
Net appreciation	12,986
Dividend income	7,350
Distributions to participants or their beneficiaries	(10,665)
Transfers to plans of related entities	(4,456)

Total change in assets	17,559

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust as of December 31, 2011	$234,292

7.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                  Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                  Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                  Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2011 and 2010, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2011
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$882,798	$-	$-	$882,798

Money market fund	65,994	-	-	65,994

Mutual funds:
Domestic stock funds	496,859	-	-	496,859
Balanced funds	386,446	-	-	386,446
Bond funds	121,217	-	-	121,217
Other	12,563	-	-	12,563

Total mutual funds	1,017,085	-	-	1,017,085

Stable value fund	-	128,559	-	128,559

Common/collective trust - international
equity commingled pool	-	71,740	-	71,740

Total investments at fair value	$1,965,877	$200,299	$-	$2,166,176

	Master Trust Fair Value Measurements
	at December 31, 2010
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$847,079	$-	$-	$847,079

Money market fund	66,251	-	-	66,251

Mutual funds:
Domestic stock funds	505,853	-	-	505,853
Balanced funds	374,180	-	-	374,180
Bond funds	104,014	-	-	104,014
Other	13,288	-	-	13,288

Total mutual funds	997,335	-	-	997,335

Stable value fund	-	118,371	-	118,371

Common/collective trust - international
equity commingled pool	-	85,088	-	85,088

Total investments at fair value	$1,910,665	$203,459	$-	$2,114,124

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period.  There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money Market and Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in stable value collective trust are based upon the net asset values (NAVs) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

Common Collective Trust — The fair values of participation units held in collective trust, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

The average yields of the Fund for the years ended December 31, were as follows:

	2011	2010

Based on annualized earnings (1)	2.69%	3.65%
Based on interest rate credited to participants (2)	2.97%	4.10%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2011
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$128,559	$80,202	$-	Daily	None (1)	None (1)
Pyramis Select
International Equity
Commingled Pool
Fund (2)	71,740	30,545	-	Daily	None (2)	None

Total	$200,299	$110,747	$-

	At December 31, 2010
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable
Value Fund (1)	$118,371	$75,120	$-	Daily	None (1)	None (1)
Pyramis Select
International Equity
Commingled Pool
Fund (2)	85,088	34,890	-	Daily	None (2)	None

Total	$203,459	$110,010	$-

(1)

The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)      The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

10.            SUBSEQUENT EVENTS

Effective January 1, 2012, certain investment fund options available from TRP to Plan participants as of December 31, 2011 were replaced as indicated in the table below.

Replacement Funds
Funds at December 31, 2011	Effective January 1, 2012
Summit Cash Reserve Fund	U.S. Treasury Money Market Trust
Equity Income Fund	TRP Equity Income Trust D
Growth Stock Fund	TRP Growth Stock Trust D
TRP Small-Cap Stock Fund	TRP US Small-Cap Core Equity Trust D
TRP Stable Value Fund Sch B	TRP Stable Value Fund-N
Personal Strategy Income Fund
Personal Strategy Balanced Fund
Personal Strategy Growth Fund	TRP Retirement Active Trusts A
Real Estate Fund
TRP Retirement Funds

Also effective January 1, 2012, the TradeLink brokerage account option available to Plan participants will be replaced by the TradeLink Plus brokerage account.  In addition, the Plan account value for each participant used to calculate the total maximum allowable amount in this brokerage account will include employer matching contributions.

Also effective January 1, 2012, the participants of the Plan will be charged a fixed amount for recordkeeping fees previously imbedded in investment management fees.  This fee will be paid from each participant’s account ratably on a monthly basis. The Company will fully subsidize these fees for participants in the Plan for the first two years of their employment.

Effective July 1, 2012, plan participants, in addition to the benefit payment options above, may elect to have all plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments.

******

SUPPLEMENTAL SCHEDULE

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

Employer ID No: 95-1240705

Plan Number:  002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 10.00%; maturities from January 2012 through January 2027	**	$36,105,476

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Mesquite Power LLC

Savings Plan

Employer ID No: 33-0893236

Plan Number: 001

Financial Statements as of December 31, 2011 and
2010, and for the Year Ended December 31, 2011,
Supplemental Schedule as of December 31, 2011,
and Report of Independent Registered Public Accounting Firm

MESQUITE POWER LLC SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Mesquite Power LLC Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Mesquite Power LLC Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 28, 2012

MESQUITE POWER LLC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

INVESTMENT — Investment in Sempra Energy Savings Master Trust	$3,457,337	$3,070,612

RECEIVABLES:
Notes receivable from participants	220,016	77,917
Employer contributions	178,385	196,351
Participant contributions	10,899	8,026
Dividends	8,776	6,217

Total receivables	418,076	288,511

NET ASSETS AVAILABLE FOR BENEFITS	$3,875,413	$3,359,123

See notes to financial statements.

MESQUITE POWER LLC SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$88,525

Contributions:
Employer	334,104
Participant	267,304

Total contributions	601,408

Interest income on notes receivable from participants	7,690

Total additions	697,623

DEDUCTIONS:
Distributions to participants or their beneficiaries	196,135
Administrative expenses	400

Total deductions	196,535

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	501,088

PLAN TRANSFERS – Transfers from plans of related entities	15,202

INCREASE IN NET ASSETS	516,290

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,359,123

End of year	$3,875,413

See notes to financial statements.

MESQUITE POWER LLC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mesquite Power LLC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Mesquite Power LLC (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis. The Internal Revenue Code (IRC) limited total individual pretax contributions to $16,500 for 2011. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2011. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay increasing every May by 1% up to a maximum of 6%, and the default investment vehicle for 2011 is a T. Rowe Price Retirement Fund option (an age-appropriate asset allocation of stocks and bonds) based on the assumption that the employee will retire at age 65. Employees hired after January 1, 2007, have the option to opt out of the Plan.

Employer Nonelective Matching Contributions — The Company makes contributions to the Plan of 100% of the participant’s contributions up to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company makes an incentive contribution of not less than 3% and up to 6% of the employee’s eligible pay. The incentive contribution of 4.95% was made for 2011 on March 16, 2012, to all eligible employees employed on December 31, 2011. The contribution was made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. The total discretionary incentive contribution for the year ended December 31, 2011 was $173,028. This amount is reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2011.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific participant-initiated transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times.

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $400 for the year ended December 31, 2011. Investment fees are deducted from income earned and reflected as a reduction of investment return.

At December 31, 2011 and 2010, the Plan held, through the Master Trust, 18,409 and 16,036 shares of common stock of Sempra Energy, the sponsoring employer, and recorded dividend income of $33,160 during the year ended December 31, 2011.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, a common collective trust, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2011 or 2010.

Adoption of New Accounting Pronouncements — The accounting standard described below that was adopted in 2011 affected certain note disclosures.

Accounting Standards Update (ASU) No. 2011-04,“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs)” (ASU No. 2011-04): ASU No. 2011-04 amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, and provides changes in the wording used to describe the requirements for measuring fair value and disclosing information about fair value measurement.  ASU 2011-04 results in common fair value measurement and disclosure requirements under both GAAP and IFRSs.  ASU 2011-04 expands fair value measurement disclosures for Level 3 instruments to require quantitative information about the unobservable inputs, a description of the valuation process and a qualitative discussion about the sensitivity of the fair value measurements.  ASU No. 2011-04 is effective for the Plan in 2012, and its adoption is not expected to have a material effect on the Plan’s financial statements.  Plan management has not yet determined the impact on the disclosures in the financial statements.

ASU No. 2010-06,“Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06): ASU No. 2010-06 amends ASC 820 and requires additional fair value measurement disclosures, including transfers into and out of Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and valuation techniques and inputs used for Level 2 and Level 3 instruments. ASU No. 2010-06 was effective for the Plan in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective January 1, 2011 for the Plan. The adoption of ASU No. 2011-06 did not have a material effect on the Plan’s disclosures.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 10).

3.                    TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 5, 2006, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended and restated since receiving this determination, and the Company timely filed, pursuant to IRS Revenue Procedure 2005-66, for an updated determination letter on January 31, 2012. The application is still pending with the IRS.

In 2003 and 2004, amendments to the Plan were not made by the required deadline and the Company disclosed this error to the IRS through its Voluntary Compliance Program (VCP) submission under the IRS’ Employee Plan Compliance Resolution System (EPCRS) correction program and does not expect the matter to affect the Plan’s tax status. Also, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of certain loan administration errors involving Plan participants’ balances. T. Rowe Price has disclosed these administrative errors to the IRS through a group VCP submission under the IRS’ EPCRS correction program. The Company is in the process of researching these matters to determine which participants may have been affected. The Company intends to make any necessary corrections and does not expect the matter to affect the Plan’s tax status. There was no material impact on the Plan’s net assets available for benefits due to these administrative errors. The Company and T. Rowe are waiting to receive IRS approval regarding their respective VCP filings. Based on the submission for the updated determination from the IRS and the two VCP filings, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2011 and 2010, interest rates on loans ranged from 4.25% to 9.25%, and, as of December 31, 2011, had maturity dates through January 2025. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the statements of net assets available for benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. At both December 31, 2011 and 2010, the Plan had less than a 1% interest in the investments of the Master Trust.

The investments of the Master Trust at December 31, 2011 and 2010, are summarized as follows:

	2011	2010

At fair value:
Sempra Energy common stock	$882,798	$847,079
Money market fund	65,994	66,251
Mutual funds:
Domestic stock funds	496,859	505,853
Balanced funds	386,446	374,180
Bond funds	121,217	104,014
Other	12,563	13,288
At estimated fair value — stable value fund	128,559	118,371
At estimated fair value — common/collective trust	71,740	85,088

Master Trust investments	$2,166,176	$2,114,124

Plan’s interest in Master Trust	$3,457	$3,071

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2011, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$40,965
Money market fund	1
Mutual funds
Domestic stock funds	(13,796)
Balanced funds	(11,527)
Bond funds	5,403
Other	(936)
Net depreciation of investments at estimated fair value:
Stable value fund	77
Common collective trust	(10,475)

Net appreciation of investments	$9,712

Dividend income	$63,437

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2011 and 2010:

	2011		2010

Sempra Energy Common Stock	$1,012		$842
T. Rowe Price Stable Value Fund	673		604
Retirement 2040 Fund	217		198
Retirement 2030 Fund	215		162	**
T. Rowe Price Small-Cap Stock Fund	186	*	174
T. Rowe Price Growth Stock Fund	156	*	173

* This investment does not represent 5% or more of the Plan’s assets at December 31, 2011, but is shown for comparative purposes.
** This investment does not represent 5% or more of the Plan’s assets at December 31, 2010, but is shown for comparative purposes.

6.                    NONPARTICIPANT DIRECTED INVESTMENTS

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments, despite the employee’s ability to subsequently transfer them into other investments. The investment of Employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Plan through the Master Trust, and the significant components of the changes therein, are as follows for the year ended December 31, 2011:

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2010	$683,306

Changes in assets:
Contributions	153,472
Net appreciation	38,448
Dividend income	26,377
Distributions to participants or their beneficiaries	(70,861)
Transfers to participant directed investments	(6,671)
Transfers to plans of related entities	(10,805)

Total change in assets	129,960

Nonparticipant directed assets — Sempra Energy common stock in the Master Trust as of December 31, 2011	$813,266

7.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                  Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                  Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                  Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2011 and 2010, by major category of debt and equity securities determined by the nature and risk of the investment:

	Master Trust Fair Value Measurements
	at December 31, 2011
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$882,798	$-	$-	$882,798

Money market fund	65,994	-	-	65,994

Mutual funds:
Domestic stock funds	496,859	-	-	496,859
Balanced funds	386,446	-	-	386,446
Bond funds	121,217	-	-	121,217
Other	12,563	-	-	12,563

Total mutual funds	1,017,085	-	-	1,017,085

Stable value fund	-	128,559	-	128,559

Common/collective trust - international equity commingled pool	-	71,740	-	71,740

Total investments at fair value	$1,965,877	$200,299	$-	$2,166,176

	Master Trust Fair Value Measurements
	at December 31, 2010
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$847,079	$-	$-	$847,079

Money market fund	66,251	-	-	66,251

Mutual funds:
Domestic stock funds	505,853	-	-	505,853
Balanced funds	374,180	-	-	374,180
Bond funds	104,014	-	-	104,014
Other	13,288	-	-	13,288

Total mutual funds	997,335	-	-	997,335

Stable value fund	-	118,371	-	118,371

Common/collective trust - international equity commingled pool	-	85,088	-	85,088

Total investments at fair value	$1,910,665	$203,459	$-	$2,114,124

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period.  There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money Market and Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in stable value collective trust are based upon the net asset values (NAVs) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

Common Collective Trust — The fair values of participation units held in collective trust, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                     STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the

Funds to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

The average yields of the Fund for the years ended December 31, were as follows:

	2011	2010

Based on annualized earnings (1)	2.69%	3.65%
Based on interest rate credited to participants (2)	2.97%	4.10%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments held with a reported NAV by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2011
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$128,559	$673	$-	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	71,740	45	-	Daily	None (2)	None

Total	$200,299	$718	$-

	At December 31, 2010
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$118,371	$604	$-	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	85,088	50	-	Daily	None (2)	None

Total	$203,459	$654	$-

(1)       The Fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the Fund due to the termination of the Master Trust.

(2)       The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

10.            SUBSEQUENT EVENTS

Effective January 1, 2012, certain investment fund options available from TRP to Plan participants as of December 31, 2011 were replaced as indicated in the table below.

Funds at December 31, 2011	Replacement Funds Effective January 1, 2012
Summit Cash Reserve Fund	U.S. Treasury Money Market Trust
Equity Income Fund	TRP Equity Income Trust D
Growth Stock Fund	TRP Growth Stock Trust D
TRP Small-Cap Stock Fund	TRP US Small-Cap Core Equity Trust D
TRP Stable Value Fund Sch B	TRP Stable Value Fund-N
Personal Strategy Income Fund
Personal Strategy Balanced Fund
Personal Strategy Growth Fund	TRP Retirement Active Trusts A
Real Estate Fund
TRP Retirement Funds

Also effective January 1, 2012, the Plan will add the TradeLink Plus brokerage account to the investment options available to participants.  Participants will be able to invest a maximum of 50% of the value of their plan accounts within this account.

Also effective January 1, 2012, the participants of the Plan will be charged a fixed amount for recordkeeping fees previously imbedded in investment management fees.  This fee will be paid from each participant’s account ratably on a monthly basis. The Company will fully subsidize these fees for participants in the Plan for the first two years of their employment.

Effective July 1, 2012, plan participants, in addition to the benefit payment options above, may elect to have all plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments.

* * * * * *

SUPPLEMENTAL SCHEDULE

MESQUITE POWER LLC SAVINGS PLAN

Employer ID No: 33-0893236

Plan Number:  001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(c)
Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, and	(d)	Current
(a)	Lessor, or Similar Party	Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from June 2014 through January 2025	**	$220,016

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Mobile Gas Service

Corporation Employee

Savings Plan

Employer ID No: 63-1042930

Plan Number:  003

Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011, Supplemental Schedule as of December 31, 2011, and Report of Independent Registered Public Accounting Firm

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4–15

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	17

NOTE: Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

Mobile Gas Service Corporation Employee Savings Plan

San Diego, California

We have audited the accompanying statements of net assets available for benefits of the Mobile Gas Service Corporation Employee Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 28, 2012

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

INVESTMENT — Investment in Sempra Energy Savings Master Trust	$17,685,602	$15,518,233

RECEIVABLES:
Notes receivable from participants	958,441	565,706
Participant contributions	35,578	24,208
Employer contributions	10,725	7,108
Dividends	14,437	6,531

Total receivables	1,019,181	603,553

NET ASSETS AVAILABLE FOR BENEFITS	$18,704,783	$16,121,786

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Net investment income — Plan interest in Sempra Energy Savings Master Trust investment income	$102,918

Contributions:
Employer	258,872
Participant	639,724

Total contributions	898,596

Interest income on notes receivable from participants	45,324

Total additions	1,046,838

DEDUCTIONS:
Distributions to participants or their beneficiaries	2,963,236
Administrative expenses	108

Total deductions	2,963,344

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(1,916,506)

PLAN TRANSFERS – Transfers from plans of related entities	4,499,503

INCREASE IN NET ASSETS	2,582,997

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	16,121,786

End of year	$18,704,783

See notes to financial statements.

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.                    PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Mobile Gas Service Corporation Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan that provides employees of Mobile Gas Service Corporation (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an Employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 3, 2011, the Mobile Gas Service Corporation Bargaining Unit Employee Savings Plan (Merged Plan) was merged into the Plan.  Any employer nonelective matching contributions and discretionary incentive contributions in a participant’s balance in the Merged Plan not fully vested at the date of merger will vest in the Plan as noted below under “Vesting.” The total amount of participant balances transferred from the Merged Plan to the Plan was $3,923,096.

Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.

Contributions — Contributions to the Plan can be made under the following provisions:

Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis. The Internal Revenue Code (IRC) limited total individual pretax contributions to $16,500 for 2011. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $5,500 on a pretax basis for 2011. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral is an amount equal to 3% of eligible pay, and the default investment vehicle for 2011 is a T. Rowe Price Retirement Fund option (an age-appropriate asset allocation of stocks and bonds) based on the assumption that the employee will retire at age 65. The initial automatic deferral amount of 3% of eligible pay increases every May by 1% up to a maximum of 6%. Employees hired after January 1, 2010, have the option to opt out of the Plan and employees hired prior to that date have the option to opt into the Plan.

Employer Nonelective Matching Contributions — The Company makes contributions to the Plan of 100% of the participant’s contributions, up to 1% of eligible pay, plus 50% of the participant’s contributions from 1% to 6% of eligible pay, each pay period. The Company’s matching contributions are invested in Sempra Energy common stock. Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust.

Discretionary Incentive Contribution — If established performance goals and targets of the Company are met in accordance with the terms of the incentive guidelines established each year, the Company may make an incentive contribution of up to 1% of the employee’s eligible pay. No incentive contribution was made for 2011 except to employees transferred into the Plan from the savings plans of Sempra Energy and its related companies. For 2011, for those transferred employees, the Company made an incentive contribution of 1% of eligible compensation earned while at the previous company. The incentive contribution was made on March 16, 2012, to the transferred employees employed on December 31, 2011. The contribution was made in the form of cash and stock and invested according to each participant’s investment election on the date of contribution. The total discretionary incentive contribution for the year ended December 31, 2011 was $1,395. This amount is reflected in Employer contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2011.

Participant Accounts — A separate account is established and maintained in the name of each participant and reflects the participant’s contributions, the Employer’s nonelective matching and discretionary incentive contributions, and the earnings and losses attributed to each investment fund, less administrative expenses. Participants are allocated a share of each fund’s investment earnings net of investment fees on a daily basis, based upon their account balance as a percentage of the total fund balance. Investment expenses, except those for a specific participant-initiated transaction, are allocated quarterly to individual funds based on either fund balance or a participant’s pro rata share, as defined in the Plan document.

Participants are allowed to redirect up to 100% of the shares in the Employer matching account into any of the Plan’s designated investments.

Vesting — All participant accounts are fully vested and nonforfeitable at all times except for any employer nonelective matching contributions and discretionary incentive contributions in a participant’s balance from the Merged Plan not fully vested at the date of merger. These contributions in the participants’ accounts that are not fully vested will vest according to the schedule of the Merged Plan in the table below.

Years of	Percent
Service	Vested

1	20%
2	40%
3	60%
4	80%
5	100%

Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock, specific mutual funds offered by T. Rowe Price, Fidelity Investment Managers, and the Vanguard Group, or a broad range of funds through a brokerage account, TradeLink. Participants may invest a maximum of 50% of the value of their Plan accounts (excluding the Employer matching contributions) within their TradeLink brokerage account.

Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account or to reinvest those dividends in Sempra Energy common stock. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock, based on their election on the date of termination of employment with the Company, retirement or permanent disability.

Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump-sum payment in cash, or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump-sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account with T. Rowe Price. Terminated participants with account balances less than $1,000 automatically receive a lump-sum cash payment.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.

Related-Party Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the participants, including recordkeeping, trustee, loan, redemption and investment management fees. Fees paid by the Plan to the recordkeeper for administrative services were $108 for the year ended December 31, 2011. Investment fees are deducted from income earned and reflected as a reduction of investment return.

At December 31, 2011 and 2010, the Plan held, through the Master Trust, 33,078 and 16,762 shares of common stock of Sempra Energy, the sponsoring employer, and recorded dividend income of $52,726 during the year ended December 31, 2011.

Participant Loans — Participants may borrow from their accounts (see Note 4).

2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, a common collective trust, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments — Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $6,266 at December 31, 2011 and 2010, respectively.

Adoption of New Accounting Pronouncements — The accounting standard described below that was adopted in 2011 affected certain note disclosures.

Accounting Standards Update (ASU) No. 2011-04,“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs)” (ASU No. 2011-04): ASU No. 2011-04 amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, and provides changes in the wording used to describe the requirements for measuring fair value and disclosing information about fair value measurement.  ASU 2011-04 results in common fair value measurement and disclosure requirements under both GAAP and IFRSs.  ASU 2011-04 expands fair value measurement disclosures for Level 3 instruments to require quantitative information about the unobservable inputs, a description of the valuation process and a qualitative discussion about the sensitivity of the fair value measurements.  ASU No. 2011-04 is effective for the Plan in 2012, and its adoption is not expected to have a material effect on the Plan’s financial statements.  Plan management has not yet determined the impact on the disclosures in the financial statements.

ASU No. 2010-06,“Improving Disclosures about Fair Value Measurements” (ASU No. 2010-06): ASU No. 2010-06 amends ASC 820 and requires additional fair value measurement disclosures, including transfers into and out of Levels 1 and 2; separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and valuation techniques and inputs used for Level 2 and Level 3 instruments. ASU No. 2010-06 was effective for the Plan in 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective January 1, 2011 for the Plan. The adoption of ASU No. 2011-06 did not have a material effect on the Plan’s disclosures.

Subsequent Events — Management has evaluated subsequent events through the date the financial statements were issued (see Note 10).

3.                    TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 16, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter.

In 2011, the Company was notified by T. Rowe Price, in its capacity as recordkeeper, of certain loan administration errors involving Plan participants’ balances. T. Rowe Price has disclosed these administrative errors to the IRS through a group Voluntary Compliance Program (VCP) submission under the IRS’ Employee Plans Compliance Resolution System correction program and is waiting to receive IRS approval regarding the proposed correction. The Company is in the process of researching these matters to determine which participants may have been affected. The Company intends to make any necessary corrections and does not expect the matter to affect the Plan’s tax status. None of these items had a material impact on the Plan’s net assets available for benefits. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4.                    PARTICIPANT LOANS

The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Participants may have one loan outstanding. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. As of both December 31, 2011 and 2010, interest rates on loans ranged from 4.25% to 9.25%, and as of December 31, 2011, had maturity dates through May 2025. The Plan’s participant loans,  carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the statements of net assets available for benefits.

5.                    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

The Plan’s investments are held in a trust account at TRP, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances. Investment income is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment.  Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. As of both December 31, 2011 and 2010, the Plan had less than a 1% interest in the investments of the Master Trust.

The investments of the Master Trust at December 31, 2011 and 2010 are summarized as follows:

	2011	2010

At fair value:
Sempra Energy common stock	$882,798	$847,079
Money market fund	65,994	66,251
Mutual funds:
Domestic stock funds	496,859	505,853
Balanced funds	386,446	374,180
Bond funds	121,217	104,014
Other	12,563	13,288
At estimated fair value — stable value fund	128,559	118,371
At estimated fair value — common/collective trust	71,740	85,088

Master Trust investments	$2,166,176	$2,114,124

Plan’s interest in Master Trust	$17,686	$15,518

Net appreciation (depreciation) of investments and dividend income for the Master Trust for the year ended December 31, 2011, are as follows:

Net appreciation (depreciation) of investments at fair value:
Sempra Energy common stock	$40,965
Money market fund	1
Mutual funds
Domestic stock funds	(13,796)
Balanced funds	(11,527)
Bond funds	5,403
Other	(936)
Net depreciation of investments at estimated fair value:
Stable value fund	77
Common collective trust	(10,475)

Net appreciation of investments	$9,712

Dividend income	$63,437

The following investments held by the Plan through the Master Trust represent 5% or more of the Plan’s assets at December 31, 2011 and 2010:

	2011	2010

Summit Cash Reserve Fund	$4,575	$4,348
Retirement 2025 Fund	1,844	2,340
Sempra Energy Common Stock	1,819	880
Retirement 2015 Fund	1,691	1,460
Retirement 2030 Fund	1,464	1,322
Retirement 2020 Fund	1,333	1,171
T. Rowe Price Stable Value Fund	1,152	766	*

*  This investment does not represent 5% or more of the Plan’s assets at December 31, 2010, but is shown for comparative purposes.

6.                    NONPARTICIPANT DIRECTED INVESTMENTS

The Company’s nonelective matching contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as nonparticipant directed investments despite the employee’s ability to subsequently transfer them into other investments. The investment of Employer discretionary incentive contributions follows participant direction. Information about the Sempra Energy common stock investments held by the Plan through the Master Trust, and the significant components of the changes therein, are as follows as of and for the year ended December 31, 2011:

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust as of December 31, 2010	$857,631

Changes in assets:
Contributions	255,255
Net appreciation	165,077
Dividend income	49,106
Distributions to participants or their beneficiaries	(59,541)
Transfers from participant directed investments	432,669

Total change in assets	842,566

Nonparticipant directed investments — Sempra Energy common stock in the Master Trust as of December 31, 2011	$1,700,197

7.                    FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)

In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•                  Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•                  Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•                  Level 3, which refers to securities valued based on significant unobservable inputs.

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value or estimated fair value on a recurring basis at December 31, 2011 and 2010, by major category of debt and equity securities determined by the nature and risk of the investments:

	Master Trust Fair Value Measurements
	at December 31, 2011
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$882,798	$-	$-	$882,798

Money market fund	65,994	-	-	65,994

Mutual funds:
Domestic stock funds	496,859	-	-	496,859
Balanced funds	386,446	-	-	386,446
Bond funds	121,217	-	-	121,217
Other	12,563	-	-	12,563

Total mutual funds	1,017,085	-	-	1,017,085

Stable value fund	-	128,559	-	128,559

Common/collective trust - international equity commingled pool	-	71,740	-	71,740

Total investments at fair value	$1,965,877	$200,299	$-	$2,166,176

	Master Trust Fair Value Measurements
	at December 31, 2010
	Level 1	Level 2	Level 3	Total

Sempra Energy common stock	$847,079	$-	$-	$847,079

Money market fund	66,251	-	-	66,251

Mutual funds:
Domestic stock funds	505,853	-	-	505,853
Balanced funds	374,180	-	-	374,180
Bond funds	104,014	-	-	104,014
Other	13,288	-	-	13,288

Total mutual funds	997,335	-	-	997,335

Stable value fund	-	118,371	-	118,371

Common/collective trust - international equity commingled pool	-	85,088	-	85,088

Total investments at fair value	$1,910,665	$203,459	$-	$2,114,124

The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period.  There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust:

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Money Market and Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable Value Fund — The fair values of participation units in stable value collective trust are based upon the net asset values (NAVs) of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs) (see Note 8).

Common Collective Trust — The fair values of participation units held in collective trust, other than stable value funds, are based on the NAVs reported by the trust managers as of the financial statement dates, which may reflect recent transaction prices (Level 2 inputs). Each collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement (see Note 9).

The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.                    STABLE VALUE FUND

Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in conventional guaranteed investment contracts and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the

Fund to transact at less than contract value is not probable. The adjustment of the Fund’s fair value to contract value required by GAAP in the Statement of Net Assets Available for Benefits is not included as it is immaterial.

The average yields of the Fund for the years ended December 31, were as follows:

	2011	2010

Based on annualized earnings (1)	2.69%	3.65%
Based on interest rate credited to participants (2)	2.97%	4.10%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

9.                    NET ASSET VALUE PER SHARE (DOLLARS IN THOUSANDS)

The following tables set forth a summary of the investments with a reported NAV held by the Master Trust as well as the Plan’s portion held through the Master Trust:

	At December 31, 2011
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$128,559	$1,152	$-	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	71,740	109	-	Daily	None (2)	None

Total	$200,299	$1,261	$-

	At December 31, 2010
	Fair Value				Other	Redemption
	Master	Plan	Unfunded	Redemption	Redemption	Notice
Investment	Trust	Share	Commitment	Frequency	Restrictions	Period

T. Rowe Price Stable Value Fund (1)	$118,371	$766	$-	Daily	None (1)	None (1)
Pyramis Select International Equity Commingled Pool Fund (2)	85,088	71	-	Daily	None (2)	None

Total	$203,459	$837	$-

(1)       The fund strategies seek to maximize current income while maintaining invested principal. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

(2)       The pool strategies seek long-term growth of capital primarily through investment in foreign securities. There is a 1% redemption fee for units held less than 30 days.

10.            SUBSEQUENT EVENTS

Effective January 1, 2012, certain investment fund options available from TRP to Plan participants as of December 31, 2011 were replaced as indicated in the table below.

Replacement Funds
Funds at December 31, 2011	Effective January 1, 2012
Summit Cash Reserve Fund	U.S. Treasury Money Market Trust
Equity Income Fund	TRP Equity Income Trust D
Growth Stock Fund	TRP Growth Stock Trust D
TRP Small-Cap Stock Fund	TRP US Small-Cap Core Equity Trust D
TRP Stable Value Fund Sch B	TRP Stable Value Fund-N
Personal Strategy Income Fund	TRP Retirement Active Trusts A
Personal Strategy Balanced Fund
Personal Strategy Growth Fund
Real Estate Fund
TRP Retirement Funds

Also effective January 1, 2012, the TradeLink brokerage account option available to Plan participants will be replaced by the TradeLink Plus brokerage account.  In addition, the Plan account value for each participant used to calculate the total maximum allowable amount in this brokerage account will include employer matching contributions.

Also effective January 1, 2012, the participants of the Plan will be charged a fixed amount for recordkeeping fees previously imbedded in investment management fees.  This fee will be paid from each participant’s account ratably on a monthly basis. The Company will fully subsidize these fees for participants in the Plan for the first two years of their employment.

Effective July 1, 2012, plan participants, in addition to the benefit payment options above, may elect to have all plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy, or have all or a portion of their benefits paid in periodic annual payments.

* * * * * *

SUPPLEMENTAL SCHEDULE

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN

Employer ID No: 63-1042930

Plan Number:  003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

(c)
	(b)	Description of Investment		(e)
	Identity of Issuer, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%; maturities from February 2012 through May 2025	**	$958,441

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2012	By: /s/ JOSEPH A. HOUSEHOLDER
Joseph A. Householder, Executive Vice President & Chief Financial Officer, Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2012	By: /s/ JOSEPH A. HOUSEHOLDER
Joseph A. Householder, Executive Vice President & Chief Financial Officer, Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2012	By: /s/ JOSEPH A. HOUSEHOLDER
Joseph A. Householder, Executive Vice President & Chief Financial Officer, Sempra Energy

MESQUITE POWER LLC SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2012	By: /s/ JOSEPH A. HOUSEHOLDER
Joseph A. Householder, Executive Vice President & Chief Financial Officer, Sempra Energy

MOBILE GAS SERVICE CORPORATION EMPLOYEE SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2012	By: /s/ JOSEPH A. HOUSEHOLDER
Joseph A. Householder, Executive Vice President & Chief Financial Officer, Sempra Energy